UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Penn Engineering & Manufacturing Corp.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

707389 10 2

(CUSIP Number)

John W. Kauffman, c/o Duane Morris LLP

4200 One Liberty Place, P.O. Box 7396, Philadelphia, PA 19103; (215) 979-1227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 707389 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth A. Swanstrom
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power.

                 480,348 shares of Class A Common Stock

  8.    Shared Voting Power.

                 322,894 shares of Class A Common Stock

  9.    Sole Dispositive Power.

                 480,348 shares of Class A Common Stock

10.    Shared Dispositive Power.

                 322,894 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 803,242 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).	☐
13.	Percent of Class Represented by Amount in Row (11). 24.0% of the outstanding shares of Class A Common Stock
14.	Type of Reporting Person (See Instructions). IN

SCHEDULE 13D

CUSIP No. 707389 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daryl L. Swanstrom
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power.

                629,477 shares of Class A Common Stock

  8.    Shared Voting Power.

                121,487 shares of Class A Common Stock

  9.    Sole Dispositive Power.

                629,477 shares of Class A Common Stock

10.    Shared Dispositive Power.

                121,487 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 750,964 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).	☐
13.	Percent of Class Represented by Amount in Row (11). 22.4% of the outstanding shares of Class A Common Stock
14.	Type of Reporting Person (See Instructions). IN

SCHEDULE 13D

CUSIP No. 707389 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederick W. Dreher
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.    Sole Voting Power.

                5,000 shares of Class A Common Stock

  8.    Shared Voting Power.

                669,881 shares of Class A Common Stock

  9.    Sole Dispositive Power.

                5,000 shares of Class A Common Stock

10.    Shared Dispositive Power.

                669,881 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 674,881 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).	☐
13.	Percent of Class Represented by Amount in Row (11). 20.1% of the outstanding shares of Class A Common Stock
14.	Type of Reporting Person (See Instructions). IN

SCHEDULE 13D

Prefatory Note:

Since 1942, Klas A. Swanstrom and his descendents have owned not less than a majority of the voting securities of Penn Engineering & Manufacturing Corp. (the “Company”). Kenneth A. Swanstrom, Daryl L. Swanstrom and Frederick W. Dreher, the reporting persons named in this Schedule 13D report (each, a “Reporting Person” and, collectively, the “Reporting Persons”), have each previously filed reports on Schedule 13D or Schedule 13G. On January 17, 2005, the Company and PEM Holding Co. (“Parent”), a Delaware corporation and an affiliate of Tinicum Capital Partners II, L.P., a New York-based private investment partnership, and PN Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”). Concurrently, Parent and the Reporting Persons, as trustees of the applicable trusts listed in Item 5(b) and, in the case of Kenneth A. Swanstrom and Daryl L. Swanstrom, individually, entered into an Option and Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, Kenneth A. Swanstrom, Daryl L. Swanstrom and the trustees of the trusts listed in Item 5(b) have agreed, among other things, to vote certain shares of Class A Common Stock, as defined below, owned by Kenneth A. Swanstrom, Daryl L. Swanstrom and the trusts listed in Item 5(b) (together, the “Stockholders”) in favor of the Merger Agreement and the Merger. Therefore, this Schedule 13D amends all prior filings made on Schedule 13D or Schedule 13G by each of the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $.01 par value (the “Class A Common Stock”), of the Company. The address of the Company’s principal office is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916. This Schedule 13D amends all prior filings made by Daryl L. Swanstrom on Schedule 13D, by Frederick W. Dreher on Schedule 13D and by Kenneth A. Swanstrom on Schedule 13G.

Item 2. Identity and Background.

(a)	The names of the Reporting Persons are Kenneth A. Swanstrom, Daryl L. Swanstrom and Frederick W. Dreher.

(b)	Kenneth A. Swanstrom’s business address is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Daryl L. Swanstrom’s business address is 404 Dividend Drive, P.O. Box 2249, Peachtree City, GA 30269.

Frederick W. Dreher’s business address is 4200 One Liberty Place, P.O. Box 7396, Philadelphia, PA 19103.

(c)	Kenneth A. Swanstrom is Chairman of the Board, Chief Executive Officer and a director of the Company. Kenneth A. Swanstrom is also a trustee of certain trusts listed in Item 5(b) of this Schedule 13D.

Daryl L. Swanstrom is a director of the Company and is the President and Chief Executive Officer of Spyraflo, Inc. Daryl L. Swanstrom is also a trustee of certain trusts listed in Item 5(b) of this Schedule 13D.

Frederick W. Dreher is a partner of Duane Morris LLP, a law firm, whose address is 4200 One Liberty Place, P.O. Box 7396, Philadelphia, PA 19103. Frederick W. Dreher is also a trustee of the trusts listed in Item 5(b) of this Schedule 13D.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Contribution.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D because they have entered into the Voting Agreement with Parent in connection with the Merger Agreement.

The Merger Agreement

The Merger Agreement provides for the Merger of Merger Sub with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger.

At the effective time of the Merger, each share of the Class A Common Stock and Common Stock, par value $.01 per share (the “Common Stock” and, together with the Class A

Common Stock, the “Company Common Stock”), other than shares of Company Common Stock as to which dissenters’ appraisal rights are perfected under Delaware law and shares of Company Common Stock held by the Company or any of its subsidiaries or by Parent or any of its subsidiaries, will be canceled and be automatically converted into and thereafter only represent the right to receive cash, without any interest, in the amount of $18.25 (the “Merger Consideration”). Options to purchase Common Stock that are outstanding and unexercised at the effective time of the Merger will be canceled and be converted automatically into the right to receive from the surviving corporation a cash payment for each share of Common Stock subject to the stock option in an amount equal to the Merger Consideration less the per share exercise price of the stock option and all applicable federal and state tax withholding obligations of the optionee.

The Merger is subject to approval by the holders of a majority of the Company’s outstanding Class A Common Stock. In addition, the Merger is subject to the pre-merger notification and waiting-period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other customary closing conditions. Parent’s obligation to consummate the Merger is also subject to receipt of proceeds from its lenders under financing commitments that have been obtained by Parent.

The Company and Parent have made customary representations, warranties and covenants in the Merger Agreement, including the Company’s making covenants not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains certain termination rights for both the Company and Parent, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company may be obligated to pay Parent a termination fee of $10.0 million plus certain expenses not exceeding $5.0 million.

A copy of the Merger Agreement was attached as Exhibit 2.1 to the Form 8-K Report filed by the Company on January 18, 2005 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

The Voting Agreement

The Voting Agreement provides that, during the period from the execution of the Voting Agreement to the earlier of the date on which the Merger Agreement is terminated in accordance with its terms or the effective date of the Merger (the “Proxy Term”), each Stockholder agrees that, at any annual, special or other meeting of stockholders of the Company, the Stockholder will:

•	appear in person or by proxy or otherwise cause the shares of Class A Common Stock of which such Stockholder is a beneficial owner to be counted as present for purposes of calculating a quorum at such meeting; and

•	vote or cause to be voted 92% of such shares of Class A Common Stock of which such Stockholder has the power to vote, which represent in the aggregate approximately 49% of the outstanding Class A Common Stock, in favor of the approval and adoption of the Merger Agreement and the Merger.

The Voting Agreement also provides that during the Proxy Term neither Parent nor any of its affiliates will purchase or otherwise acquire any interest, including any voting or dispositive rights, in any additional shares of Class A Common Stock or take any other action that would result in the automatic conversion of the Common Stock into shares of Class A Common Stock. The Voting Agreement also restricts the ability of the Stockholders to transfer or dispose of or agree to transfer or dispose of shares of Company Common Stock. The Voting Agreement does not apply, however, to shares of Class A Common Stock beneficially owned individually by Frederick W. Dreher.

The Stockholders have also granted to Parent an irrevocable option to purchase from the Stockholders certain shares of Company Common Stock at a purchase price per share equal to $18.25 if Parent and the Company agree to make adjustments to the terms and conditions of the Merger Agreement so that a third party acquisition proposal no longer constitutes a Superior Proposal to the Merger, as such term is defined in the Merger Agreement.

In addition, if within 12 months following the termination of the Merger Agreement for reasons that would trigger the payment of a termination fee and/or expense payment by the Company the Stockholders sell shares to a third party in connection with a transaction whereby the third party acquires more than 50% of the voting power of the Class A Common Stock or a majority of the equity interest in the Company, then the Stockholders must pay to Parent 25% of the amount, if any, by which the consideration received in such transaction exceeds $18.25 per share for certain shares of Company Common Stock subject to the Voting Agreement.

A copy of the Voting Agreement was attached as Exhibit 2.2 to the Form 8-K Report filed by the Company on January 18, 2005 and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as set forth in this Schedule 13D, the Voting Agreement or the Merger Agreement, the Reporting Persons do not have any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own in the aggregate 1,784,706 shares, or approximately 53.1%, of the Company’s outstanding Class A Common Stock.

(b)	Kenneth A. Swanstrom has sole voting and dispositive power with respect to 480,348 shares of Class A Common Stock held by him individually and shared voting and dispositive power with respect to 322,894 shares of Class A Common Stock as co-trustee with Frederick W. Dreher and PNC Bank, N.A. of certain trusts listed below. These shares exclude 7,534 shares owned individually by Kenneth A. Swanstrom’s wife.

Daryl L. Swanstrom has sole voting and dispositive power with respect to 629,477 shares of Class A Common Stock held by her individually and shared voting and dispositive power with respect to 121,487 shares of Class A Common Stock as co-trustee with Frederick W. Dreher of certain trusts listed below. Pursuant to the terms of a Right of First Refusal Agreement dated September 5, 1986 (the “First Refusal Agreement”), Daryl L. Swanstrom may not sell, make a gift of or otherwise transfer, assign or dispose of all or any part of the shares of Class A Common Stock that Daryl L. Swanstrom owns without first offering to sell such shares to the Company. The purchase price upon exercise of the option to buy such shares of Class A Common Stock by the Company is the higher of the market price on the day prior to the day such shares are offered to Company or the price offered by a third party for such shares. The terms of the First Refusal Agreement are binding until December 31, 2006. The Company has agreed not to exercise its rights under the First Refusal Agreement in connection with the Voting Agreement.

Frederick W. Dreher has sole voting and dispositive power with respect to 5,000 shares of Class A Common Stock owned by him individually and shares voting and dispositive power with respect to 548,394 shares of Class A Common Stock as co-trustee with Kenneth A. Swanstrom and PNC Bank, N.A. of certain trusts listed below and 121,487 shares of Class A Common Stock as co-trustee with Daryl L. Swanstrom of certain trusts listed below. Frederick W. Dreher does not have a direct or indirect pecuniary interest in the shares held by the trusts listed below and disclaims beneficial ownership of such shares, except with respect to his sole or shared voting and dispositive power over such shares in his capacity as co-trustee of such trusts. The shares of Class A Common Stock owned individually by Frederick W. Dreher are not subject to the Voting Agreement.

The following is a list of the trusts referred to in Item 5(b) and the number of shares of Class A Common Stock held by such trusts:

(i)	Marital Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America) - 108,480 shares.

(ii)	Residuary Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America) - 13,007 shares.

(iii)	Trust Under the Will of Gladys Swanstrom (Trustees: Kenneth A. Swanstrom and Frederick W. Dreher) - 125,950 shares.

(iv)	Residuary Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.) - 172,906 shares.

(v)	GST-Exempt Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.) - 24,038 shares.

(vi)	Trust Under Deed of Klas A. Swanstrom dated 1/12/73 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 115,500 shares.

(vii)	Trust Under Deed of Klas A. Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 77,000 shares.

(viii)	Trust Under Deed of Gladys Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 33,000 shares.

(c)	None of the Reporting Persons has acquired any shares of Class A Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Note to Item 5:

In addition to the shares of Class A Common Stock described in this Item 5, the Reporting Persons, individually and as co-trustees of the trusts listed above, may also be deemed the beneficial owner of an aggregate of 2,652,144 shares, or 18.3%, of the outstanding shares of the Common Stock held individually or by such trusts. As a co-trustee of such trusts, Frederick A. Dreher does not have a direct or indirect pecuniary interest in such shares and disclaims beneficial ownership of such shares, except with respect to his sole or shared dispositive power over such shares of Common Stock in his capacity as co-trustee of such trusts. In addition, Kenneth A. Swanstrom and Daryl L. Swanstrom hold options to purchase 239,260 shares and 30,000 shares of Common Stock, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than (i) the provisions of the trust instruments governing the trusts described in Item 5(b) of this Schedule 13D that relate to the trustee powers with respect to assets held in the trusts, (ii) the provisions of the First Refusal Agreement described in Item 5(b) of this Schedule 13D, (iii) the provisions of the Merger Agreement described in Item 4 of this Section 13D and (iv) the provisions of the Voting Agreement described in Item 4 of this Schedule 13D.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Exhibit Description
(1)	Right of First Refusal Agreement dated September 5, 1986 among Lawrence M. Swanstrom, Daryl L. Swanstrom and the Company. Incorporated by reference to Exhibit A to the Registrant’s Form 8-K Current Report dated September 5, 1986.

(2)	Agreement and Plan of Merger dated as of January 17, 2005 among PEM Holding Co., PN Merger Sub, Inc. and Penn Engineering & Manufacturing Corp. Incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K Current Report filed with the SEC on January 18, 2005.

(3)	Voting Agreement by and among PEM Holding Co. and the persons listed on Schedule I thereto, dated as of January 17, 2005. Incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K Current Report filed with the SEC on January 18, 2005.

(4)	Filing Agreement dated January 20, 2005 among Kenneth A. Swanstrom, Daryl L. Swanstrom and Frederick W. Dreher.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2005	/s/ Kenneth A. Swanstrom
Kenneth A. Swanstrom

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2005	/s/ Daryl L. Swanstrom
Daryl L. Swanstrom

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2005	/s/ Frederick W. Dreher
Frederick W. Dreher